Exhibit 99.1

SECRETARY’S CERTIFICATE

The undersigned, Carmine Lekstutis, hereby certifies that he is the duly elected Secretary of JPMorgan Private Markets Fund (the “Fund”), and further certifies that the following resolutions were approved by the Board of Trustees of the Fund (the “Board”), at a joint meeting of the Fund, JPMorgan Credit Markets Fund (“JCRED”) and JPMorgan Public and Private Income Fund (“J-PINC”) (the Fund, JCRED and J-PINC collectively being the “Insureds”) duly called and held on June 15, 2026, at which a quorum was at all times present and that such resolutions have not been modified or rescinded and are in full force and effect as of the date hereof.

RESOLVED, that the Officers of the Insureds be, and each of the hereby is, authorized to enter into a liability insurance policy maintained by The Federal Insurance Company, a Chubb subsidiary, in the amount and with the deductible in substantially the form presented at this meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate as conclusively evidenced by the execution and delivery of the liability insurance policy, which will cover each Insured and its Trustees and officers (each of whom shall be deemed a third-party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Insureds, subject to such ordinary exceptions as the officer executing the same, deems necessary or appropriate; and

FURTHER RESOLVED, that the Insureds’ participation in the above-referenced liability insurance policy is in the best interests of each Insured; and

FURTHER RESOLVED, that the Insureds shall be named as an insured under a fidelity bond maintained by The Federal Insurance Company, a Chubb subsidiary, having coverage that complies with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and other employees of the Insureds from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that the fidelity bond in the amount and in substantially the form presented at this meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate, as conclusively evidenced by the execution and delivery of the fidelity bond, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, and separately by a majority of the Independent Trustees, including, among other things, the value of the aggregate assets of the Insureds to which any person covered under the bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Insureds’ assets, and the nature of the securities in each Insured’s portfolio; and

FURTHER RESOLVED, that the share of the premium to be allocated to each Insured for the fidelity bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond had been purchased separately, be, and the same hereby is, approved by the Board, and separately by a majority of the Independent Trustees, after having given due consideration to, among other things, the number of other parties insured under the fidelity bond, the nature of the business activities of those other parties, the amount of the fidelity bond, the amount of the premium for the fidelity bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Insured under the fidelity bond is less than the premium that an Insured would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Officers of the Insureds be, and each of them hereby is, authorized to enter into said fidelity bond in substantially the form presented at this meeting, with such changes as the Officers, with the advice of counsel, shall deem necessary or appropriate and pay the premium therefor; and

FURTHER RESOLVED, that the Joint Fidelity Bond Agreement (the “Fidelity Agreement”) entered into among the Insureds under the foregoing fidelity bond coverage is approved and ratified and that the Officers be, and each of them hereby is, authorized, empowered and directed to enter into and execute the Fidelity Agreement, with such changes thereto as the Officers, with the advice of counsel, shall deem necessary or appropriate, the signature or signatures of one or more Officers thereon to be conclusive evidence that the same was deemed necessary or appropriate and was authorized hereby, all in accordance with applicable law, rules and regulations and the Declaration of Trust and the By-Laws; and

FURTHER RESOLVED, that the employees of the Adviser be, and hereby are, designated as the party responsible for making the necessary filings and giving notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Officers of the Insureds be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such amendments and supplements, with such changes as such officers, with the advice of counsel, shall deem necessary or appropriate, to the aforesaid agreement, as conclusively evidenced by the execution and delivery of the said amendments and supplements, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations thereunder, all in accordance with applicable law, rules and regulations and the Declaration of Trust and the By-Laws.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of August, 2026.

/s/ Carmine Lekstutis
Carmine Lekstutis
Chief Legal Officer and Secretary

JOINT FIDELITY BOND AGREEMENT

AGREEMENT made effective this 15th day of June, 2026 by and among each of the investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), listed on Schedule A (each a “Registrant” and collectively, the “Registrants”).

WHEREAS, the Registrants acknowledge and agree that one or more additional Registrants may be added to Schedule A from time to time, and any such additional Registrant will become a party to this Agreement effective as of the date specified for such Registrant on Schedule A (the “Schedule A Effective Date”); the addition of a Registrant will be effected by updating Schedule A, and except for the addition of such Registrant reflected on Schedule A, no other terms of this Agreement are amended or modified thereby; and for the avoidance of doubt, from and after its Schedule A Effective Date, each added Registrant will be bound by, and entitled to the benefits of, this Agreement, and will have no rights or obligations under this Agreement prior to its Schedule A Effective Date;

WHEREAS, each Registrant is a management investment company registered under the 1940 Act; and

WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act, each Registrant is required to maintain a fidelity bond against larceny and embezzlement covering certain of its officers and employees; and

WHEREAS, Rule 17g-1 provides that a registered management investment company may obtain a joint insured bond covering itself and other persons, as specified in Rule 17g-1(b) under the 1940 Act, including other registered investment companies that are managed and/or whose shares are distributed by the same entities (or affiliates of such entities); and

WHEREAS, each Registrant is managed by J.P. Morgan Investment Management Inc.; and

WHEREAS, the Registrants have entered into a Registered Management Investment Company Fidelity Bond issued by Federal Insurance Company (Chubb) (the “Bond”); and

WHEREAS, the Registrants desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time; and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that one or more Registrants suffer loss and consequently are entitled to recover under the Bond;

NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

1. Amount of Coverage Maintained. The amount of fidelity bond coverage under the Bond shall at all times be at least equal in amount to the total amount of coverage which each Registrant would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 under the 1940 Act had each Registrant not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees or Directors of the Registrant, including a majority of those Trustees or Directors who are not “interested persons” of the Registrant as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event recovery is received under the Bond as a result of a loss sustained by more than one of the Registrants, each such Registrant shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which that Registrant would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Allocation of Premiums. No premium shall be paid by a Registrant under the Bond unless that Registrant’s Board of Trustees or Directors, as applicable, including a majority of those Trustees or Directors, as applicable, who are not “interested persons” of the Registrant as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by that Registrant. The premium payable on the Bond shall be allocated among the Registrants as determined by the Registrants’ Boards of Trustees or Directors, as applicable.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

6. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf by its authorized representative effective as of the day and year first above written.

By:	/s/ Henry F. Pickell
Name:	Henry F. Pickell

Authorized Representative of the Registrants in Schedule A

Schedule A

JPMorgan Private Markets Fund (effective June 15, 2026)

JPMorgan Credit Markets Fund (effective June 15, 2026)

JPMorgan Public and Private Income Fund (effective June 15, 2026)

JPMorgan Real Assets Dedicated Fund (effective July 21, 2026)